Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

December 21, 2018

Via EDGAR

John Ganley, Esq.

Ms. Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Sierra Income Corporation
Registration Statement on Form N-14 (File No. 333-228216)

Dear Mr. Ganley and Ms. Churko:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on December 6, 2018 and December 13, 2018, and our follow-up discussions thereafter, regarding the Company’s Registration Statement on Form N-14 (File No. 333-228216), as filed with the SEC on November 6, 2018, that constitutes the respective proxy statements of the Company, Medley Capital Corporation (“MCC”), and Medley Management Inc. (“MDLY”) and the related prospectus of the Company with respect to the Mergers (as described below) and the shares of the Company’s common stock (“Sierra Common Stock”) to be issued in connection with the Mergers (the “Joint Proxy Statement/Prospectus”). Pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra (the “MCC Merger Agreement”), MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into the Company, with the Company continuing as the surviving company in the merger (the “MCC Merger”). Pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018 (the “MDLY Merger Agreement”), by and among MDLY, the Company, and Sierra Management, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub continuing as the surviving company in the merger (the “MDLY Merger” together with the MCC Merger, the “Mergers”). We note that the Mergers will occur simultaneously, with the Company and Merger Sub continuing as the surviving companies, which we refer to collectively as the “Combined Company.”

The Staff’s comments are set forth below and are followed by the Company’s responses.1 Where revisions to the Joint Proxy Statement/Prospectus are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed with the SEC filed on December 21, 2018 (the “Amended Joint Proxy Statement/Prospectus”).

1 Unless the context suggests otherwise, the Company’s responses are meant to be on behalf of each of the Company, MCC and MDLY.

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December 21, 2018

Accounting Comments

1.	Comment: Please confirm that each of the Company, MCC, and MDLY will file their respective financial statements as of September 30, 2018 and will file as an exhibit the consent of their respective auditor relating to such financial statements in the Amended Joint Proxy Statement/Prospectus.

Response: The Company has included the respective financial statements of the Company, MCC, and MDLY as of September 30, 2018. The Company confirms that the consents of the auditors of the Company, MCC and MDLY are included as Exhibit (14)a., Exhibit (14)b., and Exhibit (14)c., respectively, in the Amended Joint Proxy Statement/Prospectus.

2.	Comment: As a result of the Mergers, the Company would record an unrealized gain. In correspondence, please provide the following acknowledgements to the Staff:

a.	The unrealized gain will not be included in future calculations of incentive fees.
b.	The unrealized gain will be included as a separate line item on the face of the Statement of Operations in future filings of Form 10-Ks and Form 10-Qs with a reference to the notes that would include an explanatory note about what the unrealized gain represents and that the unrealized gain is not subject to incentive fees calculations.
c.	The financial highlights for the fiscal year end will be tick marked with explanatory note for the gain/loss per share and discuss the per share unrealized gain reported in the financial highlights.
d.	Whether the Combined Company’s investment advisory agreement has been modified to reflect that the unrealized gain is not subject to or included in the calculation of incentive fees paid by the Combined Company.

Response: The Company respectfully acknowledges to the Staff on a supplemental basis that (a) the unrealized gain will not be included in future calculations of incentive fees; (b) the unrealized gain will be included as a separate line item on the face of the Statement of Operations in future filings of Form 10-Ks and Form 10-Qs with a reference to the notes that would include an explanatory note about what the unrealized gain represents and that the unrealized gain is not subject to incentive fees calculations; and (c) the financial highlights for the fiscal year end will be tick marked with explanatory note for the gain/loss per share and discuss the per share unrealized gain reported in the financial highlights. The Company respectfully advises the Staff on a supplemental basis that the Company does not intend to modify the Combined Company’s investment advisory agreement to reflect that the unrealized gain is not subject to or included in the calculation of incentive fees paid by the Combined Company in light of the fact that the unrealized gain in question relates to a one-time event (i.e., the Mergers). The Company hereby undertakes to ensure that no incentive fees will be paid on any unrealized gains arising from the Mergers.

Questions & Answers about the Sierra Special Meeting, the MCC Special Meeting, the MDLY Special Meeting, the Mergers, and Related Matters

3.	Comment: Is there going to be any portfolio repositioning (i.e., selling of portfolio securities) as a result of the Mergers? For instance, will MCC need to sell certain positions in order to comply with the Company’s investment policies and restrictions? If there will not be any portfolio repositioning, please confirm that, as of the most recent date, all of the investments being acquired by the acquiring company will comply with the acquiring company’s investment policies and restrictions. Please include disclosure to that effect in the section entitled “Questions & Answers about the Sierra Special Meeting, the MCC Special Meeting, the MDLY Special Meeting, the Mergers, and Related Matters.”

Response: As a result of the Mergers, there will not be any portfolio repositioning and the Company hereby confirms that, as of the date hereof, all of the investments being acquired by the Combined Company comply with the Company’s current investment objective, principal investment strategies and investment restrictions. The Company has included the requested disclosure under the question entitled “How do Sierra’s investment objective and strategies differ from MCC’s investment objective and strategies?” on page 15 of the Amended Joint Proxy Statement/Prospectus.

December 21, 2018

Comparative Fees and Expenses

4.	Comment: The Staff refers to the disclosure in the second paragraph under the “Comparative Fees and Expenses” section. Explain why the base management fees paid by the Combined Company to MCC Advisors LLC will be partially offset by a dividend income. Please confirm that the Comparative Fees and Expenses table reflects a contractual rate of assets for the base management fee. In other words, it should not include an offset of dividend income unless the dividend income is part of the contractual rate. Please provide any legal or accounting guidelines that support the inclusion of the dividend income in the “Comparative Fees and Expenses” table.

Response: The Company has deleted the second paragraph under the “Comparative Fees and Expenses” section on page 51 of the Amended Joint Proxy Statement/Prospectus. The Company respectfully advises the Staff on a supplemental basis that the Company has revised the “Comparative Fees and Expenses” table such that it no longer reflects the dividend income received from Merger Sub.

5.	Comment: The Staff refers to the fourth paragraph under the “Comparative Fees and Expenses” section and notes that this disclosure appears inconsistent with the disclosure in the second paragraph that provides that management fees will be offset by dividend income. Please explain how the MDLY Merger being carried at fair value impacts the statement of assets and liabilities as reflected in the “Pro Forma Combined Company” column. Please also explain why the impact of the investment in Merger Sub would be any different from any other investment that the Combined Company would hold.

Response: The Company respectfully advises the Staff on a supplemental basis that it has deleted the second paragraph under the “Comparative Fees and Expenses” section and has revised the table to such that it no longer reflects the dividend income received from the Merger Sub. The Company further advises the Staff on a supplemental basis that carrying MDLY as an investment at fair value impacts the statement of assets and liabilities as reflected in the “Pro Forma Combined Company” column by (a) increasing the total assets of the Combined Company and (b) increasing management fee expenses in light of the fact that management fees are calculated based on total assets.

6.	Comment: Please confirm that the fees and expenses presented in the “Comparative Fees and Expenses” table reflects current fees and expenses. The Staff requests that such representation is also made in connection with the Amended Joint Proxy Statement/Prospectus that will include financial statements as of September 30, 2018.

Response: The Company respectfully advises the Staff on a supplemental basis that the fees and expenses presented in the “Comparative Fees and Expenses” table in the Joint Proxy Statement/Prospectus reflects current fees and expenses as of June 30, 2018 and that the fees and expenses presented in the “Comparative Fees and Expenses” table in the Amended Joint Proxy Statement/Prospectus reflects current fees and expenses as of September 30, 2018.

December 21, 2018

7.	Comment: The Staff refers to the third paragraph under footnote 4 to the “Comparative Fees and Expenses” table. Please explain why the dividend income is an appropriate offset to the management fee paid by the Combined Company.

Response: The Company has revised the third paragraph under footnote 4 to the “Comparative Fees and Expenses” table on page 52 of the Amended Joint Proxy Statement/Prospectus to delete the reference to an offset of the management fee by the dividend income to be received from Merger Sub. The Company respectfully advises the Staff on a supplemental basis that the Company has revised the “Comparative Fees and Expenses” table such that it no longer reflects the dividend income received from Merger Sub and has deleted the fourth paragraph in footnote 4 describing such effect.

8.	Comment: The Staff refers to footnote 5 to the “Comparative Fees and Expenses” table. The disclosure under footnote 5 references the six months ended June 30, 2018 but refers to quarter ended June 30, 2018 in (ii) in the description of the Company’s incentive fee. Please also explain why the presentation is not based on a 12-month period? The Staff notes that the “Comparative Fees and Expenses” table is required to reflect fees and expenses incurred over the fiscal year.

Response: The Company has revised the disclosure under (ii) in footnote 5 on page 54 of the Amended Joint Proxy Statement/Prospectus to reflect the nine months ended September 30, 2018. The Company respectfully advises the Staff on a supplemental basis that fees and expenses included in the Joint Proxy Statement/Prospectus are annualized based on the actual fees and expenses incurred during the six months ended June 30, 2018 for the Company and MCC. The Company further notes that the Amended Joint Proxy Statement/Prospectus has been revised to reflect the annualized fees and expenses based on the actual fees and expenses incurred during the nine months ended September 30, 2018 for the Company and MCC.

9.	Comment: The Staff refers to footnote 8 to the “Comparative Fees and Expenses” table. Please confirm that the projections in the “Comparative Fees and Expenses” table are based on contractual arrangements and not projected economies of scale. In other words, if the investment advisory agreement provides for tiered fees, that would be acceptable. However, if the disclosure is based on projected economies and sales, the Staff does not believe this is acceptable.

Response: The Company has revised its projections in footnote 8 to the “Comparative Fees and Expenses” table on page 54 of the Amended Joint Proxy Statement/Prospectus. Such expenses will be annualized based on actual expenses, except for transaction expenses related to the Mergers, incurred during the nine months ended September 30, 2018.  Such amounts will also be reduced for duplicative expenses of approximately $3.5 million consisting of professional fees associated with audit, tax, valuation and legal services, transfer agent fees, board of director fees, director and officer insurance, administrator expenses, and other public company expenses.

10.	Comment: The Staff refers to the Examples tables on page 65 of the Joint Proxy Statement/Prospectus. Please explain how the expenses in the Examples table were calculated and provide the back-up for the calculations.

Response: The expenses in the Examples table included in the Amended Joint Proxy Statement/Prospectus are based on the fees and expenses incurred during the period ended September 30, 2018. The Company has provided, on a supplemental basis, the back-up for the expense calculations.

11.	Comment: Please explain why the “Comparative Fees and Expenses” table includes four columns and the Examples table includes three columns. In other words, why is there a “Pro Forma Sierra (Adjusted for MCC Merger)” column and “Pro Forma Combined Company” column?

Response: The Company has revised the “Comparative Fees and Expenses” table and “Examples” table to delete the “Pro Forma Sierra (Adjusted for MCC Merger)” column on pages 51 and 55 of the Amended Joint Proxy Statement/Prospectus, respectively.

December 21, 2018

12.	Comment: The Staff refers to the “Incentive fees” line item under the “Comparative Fees and Expenses” table. The Staff notes that it seems misleading to represent that there will be no incentive fees when Sierra and MCC have consistently paid incentive fees as disclosed in the sections entitled “Selected Financial and Other Data of Sierra” and “Selected Financial and Other Data of MCC.” Please provide the basis for disclosing no incentive fees on a going forward basis.

Response: The Company respectfully advises the Staff on a supplemental basis that, consistent with the other line items in the “Comparative Fees and Expenses” table, the underlying calculations are based on the annualized actual results for the nine months ended September 30, 2018. The Company acknowledges that incentive fees expenses were incurred in prior periods; however, the Company notes that both the Company and MCC have experienced an increase in non-accrual investments in recent quarters that have resulted in each respective incentive fee hurdle not being met. Based on that, as disclosed in the Comparative Fees and Expenses table, the Company’s projections reflect an incentive fee expense of 0.06% in the case of the Company, and no incentive fee in the case of MCC and the Combined Company.

Unaudited Selected Pro Forma Combined Financial Data

13.	Comment: The Staff refers to the following disclosure: “The MCC Merger will be accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”) and the MDLY Merger will be accounted for as an acquisition of an investment in accordance with ASC 946, Financial Services – Investment Companies.” Please provide the analysis that documents the conclusion that the MCC Merger will be accounted for as an asset acquisition, rather than a business combination.

Response: In making its determination of whether to account for the MCC Merger as a business combination or an asset acquisition under ASC 805, the Company’s conclusion to treat the MCC Merger as an asset acquisition was based on whether the group of acquired assets and activities meets the definition of a business under Accounting Standards Update 2017-01 (ASU 2017-01).  Under ASU 2017-01, in order to be considered a business, the acquired assets and activities would have to include inputs and a substantive process that together significantly contribute to the ability to create outputs.  As MCC has inputs in the form of financial assets (debt and equity investments) and these inputs are capable of producing outputs in the form of investment income, capital appreciation, or both, the Company focused its analysis on whether it is acquiring any substantive processes that significantly contribute to the ability to create outputs. In considering whether the Company will be acquiring a substantive process in its acquisition of MCC, the Company noted that it will not be obtaining any employees, platforms, or management contracts. MCC’s current management contract will be cancelled and a new contract between the Combined Company and MCC Advisors LLC will be executed after the MDLY Merger.

The Company concluded that a substantive process is not being acquired with the most determinative factor being that a new management contract will be executed between the Combined Company and MCC Advisors LLC after the MCC Merger and the MDLY Merger take place. The acquired inputs create outputs in the form of investment income and capital appreciation, however, both inputs and a substantive process that together significantly contribute to the ability to create output need to be present for a set of acquired assets and activities to meet the definition of a business. As no substantive processes are being acquired, the Company concluded that MCC does not meet the definition of a business and, therefore, the MCC Merger should be accounted for as an asset acquisition pursuant to ASC 805-50.

December 21, 2018

The Sierra Special Meeting; The MCC Special Meeting; and The MDLY Special Meeting

14.	Comment: For each of Sierra, MCC, and MDLY, under “Solicitation of Proxies,” please disclose the costs expected to be incurred in connection with the MCC Merger and the MDLY Merger, as relevant. The Staff notes that such estimates should tie back to the pro forma financial statements.

Response: The Company has revised the disclosure as requested on pages 257, 261, and 265 of the Amended Joint Proxy Statement/Prospectus.

Opinion of Financial Advisor to the Sierra Special Committee

15.	Comment: Please disclose the fee that Broadhaven Capital Partners received from the Company’s special committee in connection with the Mergers under the section entitled “Opinion of Financial Advisor to the Sierra Special Committee.”

Response: The Company respectfully advises the Staff on a supplemental basis that the requested disclosure is included under the subsection entitled “General” on page 244 of the Joint Proxy Statement/Prospectus or on page 104 of the Amended Joint Proxy Statement/Prospectus.

16.	Comment: Please correct the table under “Selected Precedent Transactions Analysis” on page 240 of the Joint Proxy Statement/Prospectus by including Corporate Capital Trust, not FS Investment Corporation, in the “Target” column and including “FS Investment Corporation, not Corporate Trust, in the “Acquirer” column.

Response: The Company has revised the disclosure as requested on page 100 of the Amended Joint Proxy Statement/Prospectus.

Unaudited Pro Forma Condensed Combined Financial Statements

17.	Comment: Please confirm that the information presented in the “Pro Forma Condensed Combined Statements of Assets and Liabilities” is accurate as of June 30, 2018 and September 30, 2018.

Response: The Company respectfully advises the Staff on a supplemental basis that the information presented in the “Pro Forma Condensed Combined Statements of Assets and Liabilities” is accurate as of June 30, 2018 and September 30, 2018.

18.	Comment: Please explain why the pro forma financial statements are “condensed combined” rather than consolidated like each of the financial statements for the Company and MCC.

Response: The Company has revised the pro forma financial statements in the Amended Joint Proxy Statement/Prospectus to reflect the condensed consolidated, rather than condensed combined, pro forma financial statements of the Combined Company.

19.	Comment: Following the Mergers, will the Combined Company’s portfolio include the Company’s existing total return swap position? If so, the pro forma financial information should include such position in the Schedule of Investments.

Response: The Company respectfully advises the Staff on a supplemental basis that it is currently in the process of winding down the position in the total return swap, and that it expects to complete that process by January 2019. In light of the fact that the Mergers will close after January 2019, the Combined Company’s portfolio will not include the Company’s existing total return swap position and therefore that position is not included in the pro forma Schedule of Investments.

December 21, 2018

20.	Comment: The Staff refers to footnote 3(H) in the “Pro Forma Condensed Combined Statement of Operations” and notes that the “base management fees” reflects a management fee waiver, but there is no discussion of the management fee waiver in the notes. Please also confirm that MCC’s management fee waiver does not meet the threshold to be presented as a line item in the Statement of Operations.

Response: The Company has revised the disclosure on page 332 of the Amended Joint Proxy Statement/Prospectus to present the management fee waiver as a separate line item on the “Pro Forma Condensed Consolidated Statement of Operations.”  In addition, the Company has revised its disclosure to footnote 3(H) on page 356 of the Amended Joint Proxy Statement/Prospectus to enhance the discussion of the management fee adjustment and to include a discussion of the management fee waiver.

21.	Comment: The Staff refers to the “Pro Forma Condensed Combined Statement of Operations.” Please confirm that MCC paid no incentive fees as of December 31, 2017.

Response: The Company respectfully advises the Staff on a supplemental basis that MCC paid no incentive fees as of December 31, 2017.

22.	Comment: The Staff refers to the “Pro Forma Schedule of Investments.” Please confirm whether or not there will be any portfolio repositioning in connection with the Mergers.

Response: The Company respectfully advises the Staff on a supplemental basis that there will not be any portfolio repositioning in connection with the Mergers.

23.	Comment: The Staff refers to footnote 10 to the “Pro Forma Schedule of Investments” and requests that the Company confirm whether footnote 10 is referenced in the correct column. As currently presented, it appears that each portfolio investment includes payment-in-kind (“PIK”) interest.

Response: The Company respectfully advises the Staff on a supplemental basis that the reference to footnote 10 of the “Pro Forma Schedule of Investments” has been deleted beginning on page 351 of the Amended Joint Proxy Statement/Prospectus.

24.	Comment: Please refer to the “Pro Forma Schedule of Investments” beginning on page 344 of the Joint Proxy Statement/Prospectus, and footnote 10 in particular. Pursuant to the AICPA Audit Risk Alert Investment Companies Industry Developments 2013/2014, if the Combined Company has debt investments that pay both PIK and cash interest, and if the Combined Company holds debt instruments that have a provision permitting the issuer to determine a range of PIK interest that will be paid, along with a minimum cash percentage to be paid, please disclose the current PIK and cash interest rates in the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid.

Response: The Company respectfully advises the Staff on a supplemental basis that neither the Company, MCC, nor the pro forma Combined Company hold any debt instruments that pay both PIK and cash interest that have a provision permitting the issuer to determine a range of PIK interest or minimum cash percentage to be paid.

25.	Comment: The Staff refers to the last paragraph on page 373 of the Joint Proxy Statement/Prospectus. In correspondence, please confirm that the investment management agreement has been modified to exclude, if applicable any unrealized accounting gain recorded by the Combined Company in connection with the MCC Merger as a result of Sierra acquiring MCC at a price below MCC’s NAV. In addition, please confirm that the Combined Company will disclose in its future filing, if applicable, any unrealized accounting gain resulting from the MCC Merger in a separate line item on the statement of operations, financial highlights and the notes to the financial statements, both in nominal and per share amounts, as applicable.

December 21, 2018

Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not intend to modify the Combined Company’s investment advisory agreement to reflect that the unrealized gain is not subject to or included in the calculation of incentive fees paid by the Combined Company in light of the fact that the unrealized gain in question relates to a one-time event (i.e., the Mergers). The Company hereby undertakes to ensure that no such incentive fee will be paid. In addition, the Company confirms that it will include in its future filing, if applicable, disclosure that sufficiently details out the nominal and per share amount of any unrealized accounting gain resulting from the MCC Merger.

26.	Comment: Please include disclosure regarding valuations, use of estimates, tax status, and basis for allocating merger costs in the notes to the pro forma financial statements.

Response: The Company has included the requested disclosure in the notes to the pro forma financial statements beginning on page 352 of the Amended Joint Proxy Statement/ Prospectus.

Capitalization

27.	Comment: The Staff requests that the Capitalization table explain the adjustments to reflect the effects of the Mergers and disclose such adjustments in footnotes to the table.

Response: The Company has revised the disclosure as requested on page 340 of the Amended Joint Proxy Statement/ Prospectus.

28.	Comment: Please provide the share information for each of the Company, MCC, and the pro forma Combined Company in tabular form, as well as show adjustments on a per share basis.

Response: The Company has revised the disclosure as requested on page 340 of the Amended Joint Proxy Statement/ Prospectus.

29.	Comment: The Staff requests that the Capitalization table be revised to show adjustment to the pro forma capitalization to give effect to the costs associated with the Mergers.

Response: The Company has revised the disclosure as requested on page 360 of the Amended Joint Proxy Statement/ Prospectus.

30.	Comment: The Staff refers to the first sentence under the “Annual Expenses Expected Following the Completion of the Mergers” section on page 24 of the Joint Proxy Statement/Prospectus and requests that the disclosure is revised to delete the following: “for the first twelve months following the completion of the Mergers.” The Staff further refers to the second sentence that presents the estimated total annual expenses of MCC, Sierra, and the pro forma Combined Company and requests that the presentation of this information be reordered as follows, consistent with the “Comparative Fees and Expenses” table: Sierra, MCC, and the pro forma Combined Company. Please also confirm that the duplicative expenses reflected in the pro forma condensed consolidated financial statements are consistent with the expenses reflected in the “Comparative Fees and Expenses” table.

Response: The Company has revised the disclosure as requested on page 24 of the Amended Joint Proxy Statement/ Prospectus. In addition, the Company respectfully advises the Staff on a supplemental basis that the information presented in the “Comparative Fees and Expenses” table is derived from financial information that is consistent with the financial information contained in the pro forma condensed consolidated financial statements.

December 21, 2018

31.	Comment: The Staff refers to the following bullet point under the “Conditions that Must be Satisfied or Waived for the MCC Merger to be Completed” heading on page 45 of the Joint Proxy Statement/Prospectus: “the SEC shall have confirmed in a manner reasonably acceptable to the parties that the equity of Merger Sub, as the surviving company in the MDLY Merger, will be treated as a portfolio investment of Sierra and reflected in Sierra’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of Sierra.” Please revise the disclosure to remove any representation that the SEC has or will confirm the treatment of Merger Sub as a portfolio investment of the Combined Company for accounting purposes. Alternatively, the Company may delete the disclosure entirely.

Response: The Company has revised the disclosure as requested on page 44 of the Amended Joint Proxy Statement/ Prospectus.

32.	Comment: The Staff refers to the “Comparative Fees and Expenses” section of the Joint Proxy Statement/Prospectus. Please explain why Sierra’s expense support payments under the Expense Support and Reimbursement Agreement with SIC Advisors and the management fee waiver for MCC are not reflected in the Comparative Fees and Expenses table.

Response: The Company respectfully advises the Staff on a supplemental basis that its expense support payments under the Expense Support and Reimbursement Agreement with SIC Advisors are not reflected in the Comparative Fees and Expenses table because the Expense Support and Reimbursement Agreement expired on December 31, 2016, and was not renewed. In addition, SIC Advisors has waived its right to any reimbursement under the expense support agreement. In addition, the management fee waiver for MCC is not reflected in the Comparative Fees and Expenses table because it was a one-time waiver, and MCC Advisors cannot predict with certainty whether or not any such waiver will occur in the future.

33.	Comment: The Staff refers to the “Comparative Fees and Expenses” section of the Joint Proxy Statement/Prospectus. In the “Examples” section thereto include footnotes to the tables that explain that the information presented in the first table reflects expenses that are subject to incentive fees on investment income only and the information presented in the second table reflects incentive fees on capital gains. In addition, please include a cross-reference to the table that presents a comparison of Sierra’s, MCC’s and the Combined Company’s management fee, incentive fee on income, and incentive fee on capital gains.

Response: The Company has revised the disclosure as requested on page 55 of the Amended Joint Proxy Statement/ Prospectus.

34.	Comment: The Staff refers to the tables under the “Examples” heading in the “Comparative Fees and Expenses” section. The Staff notes that the incentive fee on investment income and capital gains for Sierra and MCC is 17.5% and 20%, respectively; however, it appears that the calculation of the table reflect an incentive fee on capital gains of 20% in each instance. Please revise the tables to reflect Sierra’s and MCC’s contractual rate for incentive fees.

Response: The Company has revised the disclosure as requested on page 55 of the Amended Joint Proxy Statement/ Prospectus.

December 21, 2018

35.	Comment: The Staff refers to the “Pro Forma Condensed Consolidated Statement of Operations.” Please explain why the expense reimbursement for Sierra is not reflected in the historical Sierra column and not reflected otherwise described in the notes to the pro forma condensed consolidated financial statements.

Response: The Company respectfully advises the Staff on a supplemental basis that the Expense Support and Reimbursement Agreement with SIC Advisors LLC expired on December 31, 2016, and was not renewed.  Therefore the Company did not receive any expense reimbursement during the historical periods presented in the Pro Forma Condensed Consolidated Statements of Operations.

36.	Comment: The Staff refers to the disclosure in the Joint Proxy Statement/Prospectus discloses information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to Sierra’s ability to reimburse SIC Advisors for such payments. The Staff further notes that certain amounts reflected in the table may be payable through September 30, 2019. If the Mergers are completed, would the Combined Company be liable for such payment? Please include disclosure describing the effect of such payments on the Combined Company in the notes to the pro forma financial statements.

Response: The Company respectfully advises the Staff on a supplemental basis that its potential reimbursement obligations under the expense support agreement between the Company and SIC Advisors will survive the Mergers.  However, the Company does not expect that the triggers that would require reimbursement under the expense support agreement will be met with respect to the amounts identified in the table as currently outstanding. Therefore, the Company expects that the potential reimbursement obligations will remain unpaid and will expire on September 30, 2019.  Notwithstanding the Company’s expectations, if the triggers requiring reimbursement of such amounts are satisfied and the Company is obligated make a reimbursement payment to SIC Advisors pursuant to the expense support agreement, assuming the Mergers have been consummated at such time the economic effect of such payment would simply be the Company making a payment to its wholly owned subsidiary. However, notwithstanding all of the foregoing, SIC Advisors has agreed to waive the right to be reimbursed for any amounts outstanding under the expense support agreement. The Company has updated its disclosure on page 483 of the Amended Joint Proxy Statement/ Prospectus to reflect the foregoing.

Legal Comments

Stockholder Letter of the Company

1.	Comment: The Staff refers to the following disclosure in the second paragraph: “The Mergers will result in Sierra becoming an internally managed BDC by its wholly owned registered investment adviser subsidiary, which will in turn own and operate various entities that will provide investment advisory services to other third party funds and separately managed accounts (the “Asset Management Business”). The fees generated through the Asset Management Business will inure to the benefit of Sierra and its stockholders.” Please revise the disclosure to make clear that, while the Company and its stockholders will benefit from the Company’s ownership of the Asset Management Business, wholly owning the Asset Management Business is subject to risks. Please include such disclosure in each instance that the Joint Proxy Statement/Prospectus describes the benefits of the ownership of the Asset Management Business. Alternatively, the Company may remove the referenced disclosure.

December 21, 2018

Response: The Company has revised the disclosure, as requested, to describe that wholly owning the Asset Management Business is subject to risks in each instance that the Amended Proxy Statement/Prospectus describes the benefits of the ownership of the Asset Management Business.

2.	Comment: The Staff refers to the following disclosure in the second paragraph: “Sierra Common Stock would be freely tradable (excluding shares owned by members of Sierra’s management team, which will be subject to a twelve-month lockup).” Please include additional disclosure to make clear that the Combined Company will no longer make periodic repurchase offers and that the Combined Company’s common stock may trade at a discount to net asset value (“NAV”) following the listing of Sierra Common Stock.

Response: The Company has revised the disclosure as requested on page 1 of the stockholder letter to the Company’s stockholders and the stockholder letter to MCC’s stockholders.

3.	Comment: The Staff refers to the bullet points on the first page of the stockholder letter. In each instance and to the extent possible, in connection with the MCC Merger consideration and the MDLY Merger consideration being paid, please provide the NAV and the market value of Sierra Common Stock, MCC’s common stock, and MDLY’s Class A common stock, respectively. The Staff refers to the following disclosure in the last bullet point on the first page of the stockholder letter: “In addition, MDLY’s stockholders (the “MDLY Stockholders”) will have the right to receive certain dividends and/or other payments.” The Staff further notes that there is disclosure elsewhere in the Joint Proxy Statement/Prospectus that provides that MDLY will pay the first special dividend and the second special dividend based on its available cash at the time of the declaration of such dividend. In the stockholder letter, please clarify the disclosure to make clear how much of the first special dividend and the second special dividend will be paid by Sierra such that Sierra stockholders understand what is effectively part of their consideration. Specifically, please revise the disclosure to make clear who is responsible for paying the first special dividend and the second special dividend if MDLY does not have sufficient cash available. The Staff further notes that each of the Company, MCC, and MDLY should consider clarifying the disclosure by adding a table to show each component of the consideration being paid in connection with the MCC Merger and the MDLY Merger, as applicable.

Response: The Company has revised the disclosure on page 1 of the stockholder letter to the Company’s stockholders, the stockholder letter to MCC’s stockholders, and the stockholder letter to MDLY’s stockholders to: (a) disclose in tabular form the consideration being paid based on NAV and the market value of Sierra Common Stock, MCC’s common, and MDLY’s Class A common stock and (b) clarify that the first special dividend and the second special dividend to MDLY Stockholders will be paid by Sierra.

4.	Comment: The Staff notes that, to the extent applicable, comments 1-3 above should be reflected in the stockholder letter of MCC’s stockholders and MDLY’s stockholders.

Response: The Company respectfully advises the Staff on a supplemental basis that, to the extent applicable, it has revised the stockholder letter to MCC’s stockholders and MDLY’s stockholders to reflect comments 1-3 as noted in the responses above.

Questions & Answers about the Sierra Special Meeting, the MCC Special Meeting, the MDLY Special Meeting, the Mergers, and Related Matters

5.	Comment: Please revise the disclosure to reduce the level of detail.

Response: The Company has revised the disclosure as requested in the section entitled “Questions & Answers about the Sierra Special Meeting, the MCC Special Meeting, the MDLY Special Meeting, the Mergers, and Related Matters” starting on page 6 of the Amended Joint Proxy Statement/Prospectus.

December 21, 2018

6.	Comment: The Staff refers to the following question on page 6 of the Joint Proxy Statement/Prospectus: “What will the MCC Stockholders and the MDLY Stockholders receive in the Mergers?” Please reduce the level of detail included in the response and include a cross-reference to the more detailed disclosure elsewhere in the Joint Proxy Statement/Prospectus. Please disclose the NAV and market value of the Sierra Common Stock, MCC’s common stock, and MDLY’s Class A common stock when describing the MCC Merger consideration and the MDLY Merger consideration, as applicable.

Response: The Company has revised the disclosure as requested on page 6 of the Amended Joint Proxy Statement/Prospectus.

7.	Comment: The Staff refers to the following question on page 8 of the Joint Proxy Statement/Prospectus: “Will the Sierra Common Stock be listed on a national securities exchange following the Mergers?” Please include additional disclosure to make clear that the Combined Company will no longer make periodic repurchase offers and that the Combined Company’s common stock may trade at a discount to NAV following the listing of Sierra’s common stock.

Response: The Company has revised the disclosure as requested on page 7 of the Amended Joint Proxy Statement/Prospectus.

8.	Comment: Please delete the following question and answer on page 12 of the Joint Proxy Statement/Prospectus: “What if I do not vote, including if I attend the applicable stockholder meeting and abstain or do not vote?” The Staff notes that this level of detail is not necessary for purposes of this section of the Joint Proxy Statement/Prospectus.

Response: The Company has deleted the question entitled “What if I do not vote, including if I attend the applicable stockholder meeting and abstain or do not vote?” as requested.

9.	Comment: The Staff refers to the following question on page 15 of the Joint Proxy Statement/Prospectus: “What MDLY Stockholder vote is required to approve MDLY Proposal #1 (approval of the adoption of the MDLY Merger Agreement)?” Please include disclosure that the MDLY stockholder vote to approve the adoption of the MDLY Merger Agreement is assured.

Response: The Company has revised the disclosure as requested on page 12 of the Amended Joint Proxy Statement/Prospectus.

10.	Comment: Please reduce the level of detail included in the answers to the following questions on pages 16 and 17 of the Joint Proxy Statement/Prospectus: “Are there any conditions to the MCC Merger Closing that must be satisfied for the MCC Merger to be completed?” and “Are there any conditions to the MDLY Merger Closing that must be satisfied for the MDLY Merger to be completed?”

Response: The Company has revised the disclosure as requested on pages 13 and 14 of the Amended Joint Proxy Statement/Prospectus.

11.	Comment: The Staff refers to the following question on page 21 of the Joint Proxy Statement/Prospectus: “What is expected to happen to annual expenses following the completion of the Mergers?” As shown in the section entitled “Comparative Fees and Expenses,” please include disclosure that, as a result of the Mergers, fees and expenses of MCC are expected to decrease and fees and expenses of Sierra are expected to increase at least for the next 12 months. The Company may also disclose any explanation for such changes in the annual expenses following the completion of the Mergers.

Response: The Company has revised the disclosure as requested on page 17 of the Amended Joint Proxy Statement/Prospectus.

December 21, 2018

Summary

12.	Comment: Under the heading entitled “Sierra and MCC Propose a Merger of MCC with and into Sierra and Sierra and MDLY Propose a Merger of MDLY with and into Merger Sub” on page 26 of the Joint Proxy Statement/Prospectus, please include disclosure comparing Sierra, MCC, and the Combined Company as it relates to: periodic repurchases of shares, buying and selling of shares on an exchange, and the advisory arrangements.

Response: The Company has revised the disclosure as requested on page 22 of the Amended Joint Proxy Statement/Prospectus.

13.	Comment: The Staff refers to the headings entitled “In the MCC Merger, MCC Stockholders will have the right to receive 0.8050 shares of Sierra Common Stock” and “In the MDLY Merger, holders of MDLY Class A Common Stock will receive 0.3836 shares of Sierra Common Stock for each share of MDLY Class A Common Stock, $3.44 per share and $0.65 per share of Special Dividends (or other payments), to the extent and as described more fully below, as well as regularly scheduled dividends through closing of the MDLY Merger”, on page 27 of the Joint Proxy Statement/Prospectus. Please disclose the NAV and market value of the Sierra Common Stock, MCC’s common stock, and MDLY’s Class A common stock when describing the MCC Merger consideration and the MDLY Merger consideration, as applicable.

Response: The Company has revised the disclosure as requested on page 23 of the Amended Joint Proxy Statement/Prospectus.

14.	Comment: The Staff refers to the following disclosure in the second paragraph under the heading entitled “Distributions” on page 30 of the Joint Proxy Statement/Prospectus: “In that regard, the Sierra Board determined that for each of the twelve months following the consummation of the Mergers, and subject to legally available funds, the Combined Company will pay monthly cash distributions to the holders of the Combined Company Common Stock equal to 5.500 cents per share, which is an increase from the monthly distribution of 5.334 cents per share currently paid by Sierra.” Please disclose the regular base distribution per share and the supplementary distribution per share that amount to the total distribution of 5.500 cents per share in each instance that you describe the expected distribution of the Combined Company. In addition, please disclose that any such distributions could decrease after the initial twelve month period.

Response: The Company has revised the disclosure in the stockholder letter to the Company’s stockholders and the stockholders letter to MCC’s stockholders.

15.	Comment: Under the heading “Annual Expenses Expected Following the Completion of the Mergers” on page 31 of the Joint Proxy Statement/Prospectus, please include disclosure that, as a result of the Mergers, fees and expenses of MCC are expected to decrease and fees and expenses of Sierra are expected to increase at least for the next 12 months, as well as any explanation for such changes following the completion of the Mergers. The Staff notes that the benefit of the dividend income received from Merger Sub should not be included in the calculation of the fees and expenses for purposes of the “Comparative Fees and Expenses” section.

Response: The Company has revised the disclosure as requested on page 24 of the Amended Joint Proxy Statement/Prospectus. The Company respectfully advises the Staff on a supplemental basis that the Company has revised the “Comparative Fees and Expenses” table such that it no longer reflects the dividend income received from Merger Sub.

December 21, 2018

16.	Comment: Please reduce the level of detail included under the heading entitled “Sierra and MDLY intend for the MDLY Merger to Qualify as a Tax-Free Reorganization” on page 31 of the Joint Proxy Statement/Prospectus and include an appropriate cross-reference for the more detailed discussion.

Response: The Company has revised the disclosure as requested on page 25 of the Amended Joint Proxy Statement/Prospectus.

17.	Comment: Please reduce the level of detail included under the “Summary” section and include an appropriate cross-reference to the more detailed disclosure elsewhere in the Joint Proxy Statement/Prospectus.

Response: The Company has revised the disclosure under the “Summary” section as requested beginning on page 20 of the Amended Joint Proxy Statement/Prospectus.

18.	Comment: The Staff refers to the heading entitled “Sierra and MCC Propose a Merger of MCC with and into Sierra and Sierra and MDLY Propose a Merger of MDLY with and into Merger Sub.” Please disclose any pertinent comparative performance information for the Company and MCC.

Response: The Company has revised the disclosure under the “Summary” section as requested starting on page 22 of the Amended Joint Proxy Statement/Prospectus.

19.	Comment: The Staff refers to the “About this Document” section of Joint Proxy Statement/Prospectus and notes the following disclosure:

This document also constitutes a joint proxy statement of Sierra, MCC, and MDLY under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the Sierra Special Meeting, at which Sierra Stockholders will be asked to vote on (1) the approval of the MCC Merger; (2) the approval of the MDLY Merger; (3) the issuance of the shares of Sierra Common Stock to be issued pursuant to each of the MCC Merger Agreement and the MDLY Merger Agreement at a price below its then current NAV per share, if applicable; (4) the adoption of the Sierra Incentive Plan; (5) the adoption of the Sierra Charter Amendments; (6) the approval of the Combined Company Investment Advisory Agreement; and (7) the adjournment of the Sierra Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Sierra Special Meeting to approve the foregoing proposals. This document also constitutes a notice of meeting with respect to the MCC Special Meeting, at which MCC Stockholders will be asked to vote on (1) the approval of the adoption of the MCC Merger Agreement and (2) the adjournment of the MCC Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MCC Special Meeting to approve the adoption of the MCC Merger Agreement. This document also constitutes a notice of meeting with respect to the MDLY Special Meeting, at which MDLY Stockholders will be asked to vote on (1) the approval of the adoption of the MDLY Merger Agreement and (2) the adjournment of the MDLY Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the MDLY Special Meeting to approve the adoption of the MDLY Merger Agreement. Information about each of the Sierra Special Meeting, MCC Special Meeting, MDLY Special Meeting, and the Mergers is contained in this document.

December 21, 2018

Please break this disclosure out into three different paragraphs for each of Sierra, MCC, and MDLY.

Response: The Company has revised the disclosure as requested on page 1 of the Amended Joint Proxy Statement/Prospectus.

20.	Comment: The Staff refers to the table presentation comparing Sierra’s and MCC’s investment objectives and strategies on page 26 in the “Summary” section of Joint Proxy Statement/Prospectus. Please add disclosure clarifying which entity’s policies will control upon completion of the Mergers.

Response: The Company has revised the disclosure as requested on page 22 of the Amended Joint Proxy Statement/Prospectus.

21.	Comment: The Staff notes that under certain circumstances, Sierra, MCC or MDLY may be obligated to pay a termination fee upon termination of the MCC Merger Agreement or the MDLY Merger Agreement. Please explain why any such termination payment would not constitute a prohibited joint transaction under Section 57(a)(4) of the 1940 Act.

Response: The Company acknowledges that the payment of a termination fee in connection with the Mergers could be deemed to raise an issue under Section 57 of the Investment Company Act. We believe, however, that as simply one of the elements in a transaction requiring Section 57 relief, the requested relief should be deemed to cover this aspect of the Mergers as well. In this regard, we note that fees of this nature are routine in merger transactions. Moreover, we note that in connection with their review of the Mergers, the boards and special committees of each of the Company, MCC and MDLY determined that the applicable termination fee was reasonable and consistent with industry practice.

22.	Comment: The Staff refers to Sierra Proposal #3, “issuance of the shares of Sierra Common Stock to be issued pursuant to each of the MCC Merger Agreement and the MDLY Merger Agreement at a price below its then current NAV per share, if applicable.” We note the following disclosure:

regardless of the date on which the Mergers are consummated and the resulting date on which the shares of Sierra Common Stock are issued, the exchange ratios upon which the shares of Sierra Common Stock will be issued pursuant to each of the MCC Merger Agreement and the MDLY Merger Agreement will still be based upon the NAV per share of Sierra Common Stock as of June 30, 2018.

Please provide disclosure explaining that if the value of either MCC or MDLY were to decrease at the time of the closing of the Mergers, then that could result in the issuance of shares below NAV by Sierra.

December 21, 2018

Response: The Company has revised the disclosure as requested on page 63 of the Amended Joint Proxy Statement/Prospectus.

23.	Comment: The Staff refers to Sierra Proposal #5, “Approval of Charter Amendment Proposals.” We note the disclosure stating that the New Sierra Charter attached as Appendix H is marked to show certain changes. However, Appendix H does not appear to be marked. Please insert the marked version as noted.

Response: The Company has replaced Appendix H with a marked draft of the New Sierra Charter.

24.	Comment: The Staff refers to Sierra Proposal #5(C), “Provisions Regarding Additional Voting Rights of Sierra Stockholders”. Please delete “Additional.”

Response: The Company has revised the disclosure as requested throughout the Amended Joint Proxy Statement/Prospectus.

25.	Comment: The Staff refers to Sierra Proposal #6, “Approval of the Combined Company Investment Advisory Agreement.” Please add disclosure reflecting the fact that MCC Advisors will be the surviving investment adviser following the Mergers.

Response: The Company has revised the disclosure as requested on page 383 of the Amended Joint Proxy Statement/Prospectus.

26.	Comment: The Staff refers to Sierra Proposal #6, “Approval of the Combined Company Investment Advisory Agreement.” We note the following disclosure:

In its consideration of the Combined Company Investment Advisory Agreement, the Sierra Board as well as the Sierra Special Committee focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to the Combined Company by MCC Advisors; (b) the investment performance of MCC Advisors; (c) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (d) the Combined Company’s projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (e) any existing and potential sources of indirect income to MCC Advisors from its relationships with the Combined Company and the profitability of those relationships; (f) information about the services to be performed and the personnel performing such services under the Combined Company Investment Advisory Agreement; (g) the organizational capability and financial condition of MCC Advisors and its affiliates; (h) possible economies of scale arising from the Combined Company’s size and/or anticipated growth; and (i) possible alternative fee structures or bases for determining fees.

With respect to items (b), (c), and (d) above, in addition to the description provided, please also provide an indication of what the comparisons reflected.

Response: The Company respectfully advises the Staff on a supplemental basis that the Sierra Special Committee took into consideration that that investment performance of Sierra and MCC generally was below that of BDCs with similar investment objectives and that their advisory fees and operating expenses generally were higher than those of BDCs with similar investment objectives.  The Sierra Special Committee also considered management’s discussion of Sierra’s and MCC’s relative investment performance and expenses. The Company has revised its disclosure to reflect the foregoing on page 388 of the Amended Joint Proxy Statement/Prospectus.

December 21, 2018

27.	Comment: Please update the acquired fund fees and expenses (“AFFE”) line item in the Comparative Fees and Expenses table to reflect the positions in MCC Senior Loan Strategy JV I LLC (“MCC JV”) and Sierra Senior Loan Strategy JV I LLC (“SIC JV”), or provide an explanation as to why the AFFE line item should not apply to MCC JV or SIC JV.

Response: The Company respectfully advises the Staff on a supplemental basis that it has updated the “Comparative Fees and Expenses” table to reflect the positions in MCC JV and SIC JV.

28.	Comment: The Staff refers to the table on page 499 of the Joint Proxy Statement/Prospectus, which provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to Company’s ability to reimburse SIC Advisors for such payments. We note that certain amounts reflected in the table may be payable through September 30, 2019. Please advise the Staff on a supplemental basis whether any potential obligations of the Company will survive, (i) the merger of the two advisers, where MCC Advisors is the surviving entity, and (ii) the Mergers.

Response: The Company respectfully advises the Staff on a supplemental basis that its potential reimbursement obligations under the expense support agreement between the Company and SIC Advisors will survive the Mergers.  However, the Company does not expect that the triggers that would require reimbursement under the expense support agreement will be met with respect to the amounts identified in the table as currently outstanding. Therefore, the Company expects that the potential reimbursement obligations will remain unpaid and will expire on September 30, 2019.  Notwithstanding the Company’s expectations, if the triggers requiring reimbursement of such amounts are satisfied and the Company is obligated make a reimbursement payment to SIC Advisors pursuant to the expense support agreement, assuming the Mergers have been consummated at such time the economic effect of such payment would simply be the Company making a payment to its wholly owned subsidiary.

29.	Comment: The Staff refers the “Questions & Answers about the Sierra Special Meeting, the MCC Special Meeting, the MDLY Special Meeting, the Mergers, and Related Matters” of the Joint Proxy Statement/Prospectus. Under the question entitled “What will the MCC Stockholders and the MDLY Stockholders receive in the Mergers?” disclose in tabular form the consideration being paid based on NAV and the market value of Sierra Common Stock, MCC’s common, and MDLY’s Class A common stock, as applicable.

Response: The Company has revised the disclosure as requested on page 6 of the Amended Joint Proxy Statement/Prospectus.

30.	Comment: The Staff refers the “Summary” section of the Joint Proxy Statement/Prospectus. Under each chart reflecting the organizational structure following the Mergers, provide a narrative that describes the fact that SIC Advisors serves as the registered investment adviser of the Company, MCC Advisors serves as the registered investment adviser of MCC, and disclose the fact that MCC Advisors will serve as the registered investment adviser of the Combined Company.

Response: The Company has revised the disclosure as requested on page 15 and 22 of the Amended Joint Proxy Statement/Prospectus.

December 21, 2018

31.	Comment: The Staff refers the “Questions & Answers about the Sierra Special Meeting, the MCC Special Meeting, the MDLY Special Meeting, the Mergers, and Related Matters” of the Joint Proxy Statement/Prospectus. Under the question entitled “What is expected to happen to annual expenses following the completion of the Mergers?”, in addition to disclosing that it is expected that the estimated pro forma combined expenses, as a percentage of NAV, will be lower than MCC’s historical expenses and higher than Sierra’s historical expenses for the first twelve months following the completion of the Mergers, please also disclose the actual expense percentages.

Response: The Company has revised the disclosure as requested on page 17 and 24 of the Amended Joint Proxy Statement/Prospectus.

32.	Comment: The Staff refers the “Summary” section of the Joint Proxy Statement/Prospectus. In the table that presents a comparison of Sierra’s, MCC’s and the Combined Company’s operational plans, replace any check marks with either “yes” or “no”, as applicable. In addition, to the extent text in any columns is identical, please so state rather than repeating the same disclosure.

Response: The Company has revised the disclosure as requested on page 22 of the Amended Joint Proxy Statement/Prospectus.

33.	Comment: The Staff refers the “Summary” section of the Joint Proxy Statement/Prospectus. Under the subheading entitled “MCCs Reasons for the MCC Merger”, we note the following reason cited by the MCC Special Committee:

The fact that the total implied value of the MCC Merger Consideration to be received by the unaffiliated MCC Stockholders in the MCC Merger is expected to result in an estimated 18.52% accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings.

The Staff refers to Rule 156 (b)(2)(ii) under the Securities Act of 1933, which provides guidance about the factors to be weighed in determining whether statements, representations, illustrations, and descriptions contained in fund advertisements and sales literature are misleading. In light of the fact that the statement above does not include any qualifying or limiting language, please explain why the statement does not violate Rule 156.

Response: The Company respectfully advises the Staff on a supplemental basis that the disclosure referred to by the Staff does not constitute the type of representation, illustration or description contemplated by Rule 156. The disclosure cited by the Staff simply reflects, as noted in the introductory paragraph directly above the cited disclosure, the financial considerations that the MCC Special Committee took into account in connection with its recommendation that the MCC Board approve the MCC Merger Agreement. In other words, the disclosure cited by the Staff is simply a statement of a fact. As noted in the introductory paragraph, the MCC Special Committee consulted with outside financial and legal advisors and Management. In that regard, the financial information cited by the Staff came from the MCC Special Committee’s financial advisor. As disclosed on page 88 of the Joint Proxy Statement/Prospectus, and in the opinion provided by the MCC Special Committee’s financial advisor, that analysis was subject to various qualifications and limitations. As a result, the financial consideration cited by the MCC Special Committee is an inherently limited and qualified statement.

December 21, 2018

34.	Comment: The Staff refers to the Company’s response to Comment #28 above, which describes the potential reimbursement obligations under the expense support agreement between the Company and SIC Advisors and whether obligations will survive the Mergers. Please disclose the substance of such response under the table on page 483 of the Joint Proxy Statement/Prospectus that sets forth the liabilities incurred by SIC Advisors under the expense support agreement.

Response: The Company has revised the disclosure as requested on page 483 of the Amended Joint Proxy Statement/Prospectus.

35.	Comment: Under Item 17 of Part C, Other Information, of the Form N-14, please provide an undertaking that the Company will to file a post-effective amendment to the registration statement upon the closing of the Mergers that contains opinions of counsel supporting the tax matters discussed in the Joint Proxy Statement/Prospectus.

Response: The Company has provided the requested undertaking in Item 17 of Part C, Other Information, of the Form N-14.

36.	Comment: The Staff refers the “Summary” section of the Joint Proxy Statement/Prospectus. Under the subheading entitled “Sierra’s Reasons for the Mergers”, we note the following reason cited by the Sierra Special Committee: “the renegotiation of the Tax Receivable Agreement is expected to provide significant benefits to the Combined Company”. Please add a statement that describes any such benefit.

Response: The Company has revised the disclosure as requested on pages 26 and 84 of the Amended Joint Proxy Statement/Prospectus.

37.	Comment: The Staff refers the “Summary” section of the Joint Proxy Statement/Prospectus. Under the subheading entitled “MCC’s Reasons for the MCC Merger,” please disclose whether MCC’s special committee considered any other merger transaction.

Response: The Company has revised the disclosure as requested on pages 29 and 87 of the Amended Joint Proxy Statement/Prospectus.

38.	Comment: The Staff refers the “Questions & Answers about the Sierra Special Meeting, the MCC Special Meeting, the MDLY Special Meeting, the Mergers, and Related Matters” of the Joint Proxy Statement/Prospectus. Where there are cross references to other sections in the Joint Proxy Statement/Prospectus, please add the applicable page number.

Response: The Company has revised the disclosure as requested beginning on page 6 of the Amended Joint Proxy Statement/Prospectus.

39.	Comment: Pursuant to the Division of Corporation Finance Staff Legal Bulletin No. 19, in light of the fact that the legality opinion is conditioned on shareholder approval of the Mergers, please confirm that the Company’s counsel will file an updated, unqualified opinion by post-effective amendment no later than the closing date.

Response: The undersigned hereby confirms the same.

40.	Comment: The Staff refers to the following bullet point under the “Sierra’s Reasons for the Mergers” heading of the Joint Proxy Statement/Prospectus: “the renegotiation of the Tax Receivable Agreement is expected to provide significant benefits to the Combined Company because the Combined Company will no longer be contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;”. Please revise the disclosure to remove the word “significant.”

Response: The Company has revised the disclosure as requested on pages 26 and 84 of the Amended Joint Proxy Statement/Prospectus.

* * *

December 21, 2018

We have been advised by the Company that it acknowledges that:

·	it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

·	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
·	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

Cc: Payam Siadatpour, Esq.